May 29, 2007

BY EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, NE

Washington, D.C. 20549

RE:	Regeneron Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2006
File No. 000-19034

Dear Mr. Rosenberg:

This letter sets forth the responses of Regeneron Pharmaceuticals, Inc., a New York corporation (the “Company”), to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter of May 10, 2007 (the “Comment Letter”) to Leonard S. Schleifer, M.D., Ph.D., President and Chief Executive Officer of the Company, regarding the above-referenced annual report on Form 10-K (the “Annual Report”). For the convenience of the Staff, we have restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the comments in the Comment Letter. Capitalized terms used and not defined regarding the Annual Report have the meanings given in the Annual Report. All references to page numbers and captions correspond to the page numbers and captions in the Annual Report.

Form 10-K for the year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses, page 36

1.

We believe your disclosure related to research and development expenses could be improved by separately quantifying costs incurred for your product candidates, principally VEGF Trap-Oncology, VEGF Trap-Eye and IL-1 Trap and provide information that would allow investors to determine the reasonably likely timing for commercialization of your lead drug candidates and related revenue generation. Please provide in disclosure-type format the

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

following information for each of your major research and development projects. Refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.hmt#secviii

a.	The costs incurred during each period presented and to date on the project;
b.	The nature, timing and estimated costs of the efforts necessary to complete the project;
c.	The anticipated completion date for the project;
d.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and,
e.	The period in which material net cash inflows from the project are expected to commence.

Regarding “a,” if you do not maintain any research and development costs by project, explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding “b” and “c,” provide the amount or range of estimated costs and timing to complete the phase in the process and each future phase. To the extent that information is not estimable, describe those facts and circumstances indicating the uncertainties that prelude you from making a reasonable estimate.

The Company acknowledges the Staff’s comment. We disclosed on pages 36 and 37 of the Annual Report the major categories of our research and development expenses and primary causes of year to year fluctuations in the principal cost components of research and development expenses for the periods presented. This discussion included references to the clinical programs for our lead product candidates. In future filings, we will expand our discussion of research and development expenses to address the issues in “a” through “e” above to the extent appropriate. We have provided estimates of research and development costs for clinical development programs for 2006 and 2005. Cumulative costs for projects from inception are not available, as we do not compile full project costs for projects in discovery or preclinical stages. Our disclosure would be supplemented substantially as follows:

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Drug development and approval in the United States is a multi-step process regulated by the FDA. The process begins with discovery and preclinical evaluation, leading up to the submission of an IND to the FDA which, if successful, allows the opportunity for study in humans, or clinical study, of the potential new drug. Clinical development typically involves three phases of study: Phase 1, 2 and 3. The most significant costs in clinical development are in Phase 3 clinical trials, as they tend to be the longest and largest studies in the drug development process. Following successful completion of Phase 3 clinical trials for a biological product, a biologics license application (or BLA) must be submitted to, and accepted by, the FDA, and the FDA must approve the BLA prior to commercialization of the drug. It is not uncommon for the FDA to request additional data following its review of a BLA, which can significantly increase the drug development timeline and expenses. We may elect either on our own, or at the request of the FDA, to conduct further studies that are referred to as Phase 3B and 4 studies. Phase 3B studies are initiated and either completed or substantially completed while the BLA is under FDA review. These studies are conducted under an IND. Phase 4 studies, also referred to as post-marketing studies, are studies that are initiated and conducted after the FDA has approved a product for marketing. In addition, as discovery research, preclinical development, and clinical programs progress, opportunities to expand development of drug candidates into new disease indications can emerge. We may elect to add such new disease indications to our development efforts (with the approval of our collaborator for joint development programs), thereby extending the period during which we will be developing a product. For example, we, and our collaborators, where applicable, continue to explore further development of the IL-1 Trap, VEGF Trap, and VEGF Trap-Eye in different disease indications.

There are numerous uncertainties associated with drug development, including uncertainties related to safety and efficacy data from each phase of drug development, uncertainties related to the enrollment and performance of clinical trials, changes in regulatory requirements, changes in the competitive landscape affecting a product candidate, and other risks and uncertainties described under “Risk Factors -- Risks Related to Development of our Product Candidates,” “--Regulatory and Litigation Risks”, and “--Risks Related to Commercialization of Products.” The lengthy process of seeking FDA approvals, and subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Any failure by us to obtain, or delay in obtaining, regulatory approvals could materially adversely affect our business. We cannot assure you that we will obtain any approval required by the FDA on a timely basis, if at all.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

We budget our research and development costs by expense category, rather than by project. We also prepare estimates of research and development costs for projects in clinical development, which include direct costs and allocations of certain costs such as indirect labor, non-cash stock-based employee compensation expense related to stock option awards, and manufacturing and other costs related to activities that benefit multiple projects. Our estimates of research and development costs for clinical development programs are shown below:

(In millions)	Year ended December 31,
Project Costs	2006	2005	Increase (Decrease)
VEGF Trap – Oncology	$30.7	$27.8	$2.9
VEGF Trap- Eye	21.9	9.3	12.6
IL-1 Trap	29.6	57.2	(27.6)
Other research programs & unallocated costs	54.9	61.3	(6.4)
Total research and development expenses	$137.1	$155.6	($18.5)

For the reasons described above and due to the variability in the costs necessary to develop a product, the uncertainties related to future indications to be studied, the estimated cost and scope of the projects, and uncertainty as to our ultimate ability to obtain governmental approval for commercialization, accurate and meaningful estimates of the total cost to bring our product candidates to market are not available. Similarly, we are currently unable to reasonably estimate if our product candidates will generate product revenues and material net cash inflows. We plan to submit a BLA for our IL-1 Trap for the treatment of CAPS, a spectrum of rare genetic disorders, in the second quarter of 2007. We cannot predict whether or when the commercialization of the IL-1 Trap in CAPS will result in a material net cash inflow to the company.

Funding Requirements, page 44

2.

Please explain in disclosure-type format your basis for omitting estimated payments from the table of contractual obligations that appear reasonably likely to arise from your research and development agreements with sanofi-aventis and Bayer Healthcare LLC. Discuss how profitability will be measured, your expected timing for achieving profitability and payment of development expense reimbursements if the collaborations are profitable.

The Company advises the Staff that under our research and development agreement with sanofi-aventis, the Company will be obligated to reimburse sanofi-aventis for 50% of the development expenses incurred by both companies out of our share of any future profits generated by the collaboration. We will repay sanofi-aventis for these development expenses in accordance with a formula based on the amount of development expenses incurred under the research and

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

development agreement and our share of profits generated in a calendar quarter. We disclosed this obligation in the Annual Report on page 42 (see “Liquidity and Capital Resources -- Collaboration with the sanofi-aventis Group”) and on page 30 (see “Collaborations -- The sanofi-aventis Group”).

We are unable to estimate development costs over the term of the sanofi-aventis arrangement which would be subject to reimbursement. These reimbursements are contingent contractual obligations which are predicated on the collaboration becoming profitable. In addition, the Company will not be required to make payments to sanofi-aventis to satisfy this reimbursement obligation. Rather, the reimbursement will be deducted from payments the Company would have otherwise been entitled to receive from sanofi-aventis out of our share of the collaboration’s profits, assuming that profitability is achieved. If profitability is never achieved, we will have no obligation to reimburse sanofi-aventis.

The Company also advises the Staff that under our research and development agreement with Bayer HealthCare, agreed upon VEGF Trap-Eye development expenses incurred by both companies, beginning in 2007, under a global development plan will be shared, as described in the Annual Report (see page reference below). If the collaboration becomes profitable, the Company will be obligated to reimburse Bayer HealthCare for 50% of Bayer HealthCare’s share of the VEGF Trap-Eye development expenses out of our share of the collaboration profits. We disclosed this obligation in the Annual Report on page 43 (see “Liquidity and Capital Resources -- Collaboration with Bayer Healthcare”) and on page 31 (see “Collaborations -- Bayer Healthcare LLC”).

We are unable to estimate development costs over the term of the Bayer HealthCare arrangement which would be subject to reimbursement. These reimbursements are contingent contractual obligations which are predicated on the collaboration becoming profitable. In addition, the Company will not be required to make payments to Bayer HealthCare to satisfy this reimbursement obligation. Rather, the reimbursement will be deducted from payments the Company would have otherwise been entitled to receive from Bayer HealthCare out of our share of the collaboration’s profits, assuming that profitability is ever achieved. If profitability is never achieved, we will have no obligation to reimburse Bayer HealthCare.

The Company acknowledges the Staff’s comment. In future filings, we will expand our discussion under “Funding Requirements” to explain why the contingent contractual obligations for reimbursement of development expenses incurred by sanofi-aventis and Bayer HealthCare have been omitted from the table of contractual obligations. Our disclosure would be supplemented substantially as follows:

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

As described above under “Collaboration with Bayer Healthcare”, over the next several years we and Bayer Healthcare are sharing agreed-upon VEGF Trap-Eye development expenses.

In addition, as described above under “Collaboration with the sanofi-aventis Group” and “Collaboration with Bayer Healthcare”, if the applicable collaboration becomes profitable, we have contingent contractual obligations to reimburse sanofi-aventis and Bayer Healthcare for 50% of agreed-upon development expenses incurred by sanofi-aventis and Bayer Healthcare, respectively. Profitability under each collaboration will be measured by calculating net sales less agreed-upon expenses. These reimbursements will be deducted from our share of the collaboration profits and, for sanofi-aventis, royalties otherwise payable to us based on product sales in Japan, unless we agree to reimburse these expenses at a faster rate at our option. Given the uncertainties related to drug development (including the development of the VEGF Trap-Oncology in collaboration with sanofi-aventis and the VEGF Trap-Eye in collaboration with Bayer Healthcare) such as the variability in the length of time necessary to develop a product candidate and the ultimate ability to obtain governmental approval for commercialization, we are currently unable to reliably estimate if our collaborations with sanofi-aventis and Bayer Healthcare will become profitable.

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, page 46

3.

You do not appear to have discussed the variability implicit in critical accounting estimates associated with your revenue recognition of contract research and development and research progress payments. Your disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. Please describe in disclosure-type format the expected uncertainties and variability implicit in critical accounting estimates associated with your revenue recognition of these payments, the effect that changes in such estimates have had on your financial statements for each period presented, and the effect that reasonably likely changes in the key assumptions underlying these estimates may have on your financial statements in the future. Also, explain your basis for concluding that research and development activities other than clinical trial expenses do not involve critical accounting estimates.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

The Company advises the Staff that, with regard to contract research and development revenue earned by the Company in connection with collaboration and other agreements to develop and commercialize product candidates and utilize our technology platforms, changes in estimates of our performance periods in connection with non-refundable up-front license payments had no material impact on the Company’s financial statements for the years ended December 31, 2006 and 2005. The Company’s disclosure under Revenue Recognition on page 46 describes the uncertainty that if a collaborator terminates their agreement with us in accordance with the terms of the contract, we would recognize the remainder of the up-front payment as revenue at the time of the termination. Under our collaboration with Novartis Pharma AG, as described under “Collaborations” on pages 31 and 32, and under “Results of Operations” for the years ended December 31, 2005 and 2004 on pages 38 and 39, in the first quarter of 2004, Novartis provided notice of its intention not to proceed with the joint development of the IL-1 Trap and the remaining balance of the $27.0 million up-front payment received from Novartis in March 2003 was recognized as contract research and development revenue.

Also, the Company advises the Staff that research and development expenses, other than clinical trial expenses, depreciation of property, plant and equipment, and stock-based employee compensation, each of which is described as involving critical accounting judgments and estimates on pages 46, 47 and 48, are expensed as incurred and, therefore, are not deemed to involve critical accounting estimates. Such research and development expenses include, among other things, salaries and benefits, materials and supplies, other contract services, and occupancy and other operating costs. A description of the cost components of our research and development expenses is provided on page 39 of our Annual Report in our discussion of “Results of Operations” and in Note 2 to the Company’s financials statements on page F-10 in our Annual Report.

The Company acknowledges the Staff’s comment. In future filings, we will expand our discussion under “Revenue Recognition” to more fully describe the uncertainties and variability implicit in critical accounting estimates associated with revenue recognition of contract research and development and research progress payments. Our disclosure would be revised and supplemented substantially as follows:

Revenue Recognition:

We recognize revenue from contract research and development and research progress payments in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104) and Emerging Issues Task Force 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (EITF 00-21). We earn contract research and development revenue and research progress

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

payments in connection with collaboration and other agreements to develop and commercialize product candidates and utilize our technology platforms. The terms of these agreements typically include non-refundable up-front licensing payments, research progress (milestone) payments, and payments for development activities. Non-refundable up-front license payments, where continuing involvement is required of us, are deferred and recognized over the related performance period. We estimate our performance period based on the specific terms of each agreement, and adjust the performance periods, if appropriate, based on the applicable facts and circumstances. Payments which are based on achieving a specific substantive performance milestone, involving a degree of risk, are recognized as revenue when the milestone is achieved and the related payment is due and non-refundable, provided there is no future service obligation associated with that milestone, a reasonable amount of time has passed between receipt of an up-front payment and achievement of the milestone, and the amount of the milestone payment is reasonable in relation to the effort, value, and risk associated with achieving the milestone. Payments for achieving milestones which are not considered substantive are accounted for as license payments and recognized over the related performance period. Payments for development activities where Regeneron is not sharing costs are recognized as revenue as earned, over the period of effort. In addition, we record revenue in connection with a government research grant as we incur expenses related to the grant, subject to the grant’s terms and annual funding approvals.

In connection with non-refundable up-front licensing payments, our performance period estimates are principally based on the results and progress of our research and development activities. Due to the variability in the scope of activities and length of time necessary to develop a drug product, changes to development plans as programs progress, and uncertainty regarding the ultimate requirements to obtain governmental approval for commercialization, revisions to performance period estimates are possible, and could result in material changes to the amount of revenue recognized each year in the future. In addition, performance periods may be extended if we and our collaborators expand our clinical study plans to develop a drug product in additional disease indications. Also, if a collaborator terminates the agreement in accordance with the terms of the contract, we would recognize the remainder of the up-front payment at the time of the termination. There were no changes in estimates of our performance periods in 2005. In 2006, changes in estimates of our performance periods, including an extension of our estimated performance period in connection with our collaboration with sanofi-aventis, did not have a material impact on contract research and development revenue that we recognized. In 2007, we currently expect to recognize at least $2.4 million lower contract research and development revenue, compared to amounts recognized in 2006, in connection with $105.0 million of non-refundable up-front payments previously received from sanofi-aventis due to extensions of our estimated performance period. In

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

addition, as described under “Collaborations” above, in February 2004, Novartis provided notice of its intention not to proceed with the joint development of the IL-1 Trap. As a result, in 2004, we recognized contract research and development revenue of $22.1 million, which represented the remaining amount of the March 2003 up-front payment from Novartis that had previously been deferred.

4.

You record substantive performance milestones in accordance with various criteria, including whether a “reasonable amount of time has passed between receipt of an upfront payment and achievement of the milestone and the amount of the milestone is reasonable in relation to the effort, value and risk associated with achieving the milestone.” Please explain in disclosure-type format the factors that you consider in evaluating these two revenue recognition criteria, including the quantifications associated with the term, “reasonable.”

The Company acknowledges the Staff’s comment. In future filings, we will expand our disclosure to discuss the factors that we consider in evaluating whether a reasonable amount of time has passed between receipt of an up-front payment and the achievement of the milestone and whether the amount of the milestone is reasonable in relation to the effort, value and risk associated with achieving the milestone. The Company advises the Staff that the recognition of payments for achieving substantive performance milestones are based upon the facts and circumstances related to the respective agreements under which these payments were made, such as (i) the nature, timing, and value of significant achievements in the development life-cycle of the related development product candidate, (ii) the relative level of effort required to achieve the milestone and (iii) the relative level of risk in achieving the milestone. Since the facts and circumstances of each agreement and each product are different, it is not appropriate to provide a single quantification for the term “reasonable”. Our disclosure would be revised and supplemented as follows:

Payments which are based on achieving a specific substantive performance milestone, involving a degree of risk, are recognized as revenue when the milestone is achieved and the related payment is due and non-refundable, provided there is no future service obligation associated with that milestone.  Substantive performance milestones typically consist of significant achievements in the development life-cycle of the related product candidate, such as initiation or completion of clinical trials, filing for approval with regulatory agencies, and approvals by regulatory agencies. In determining whether a payment is deemed to be a substantive performance milestone, we take into consideration (i) the nature, timing, and value of significant achievements in the development life- cycle of the related development product candidate (ii) the relative level of effort required to achieve the milestone, and (iii) the relative level of risk in achieving the milestone, taking into account the high degree of uncertainty in

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

successfully advancing product candidates in a drug development program and in ultimately attaining an approved drug product.

Clinical Trial Accrual Estimates, page 46

5.

You expense certain clinical trial costs “based on the total number of patients in the trial, the rate at which patients enter the trial and the period over which clinical investigators or contract research organizations are expected to provide services.” Please provide in disclosure-type format the significant terms of your arrangements with clinical investigators and contract research organizations, including payment schedules. Include in your discussion an explanation of the methods and key assumptions used for accruing and recognizing clinical trial costs.

The Company acknowledges the Staff’s comment. We have not included detailed terms of our arrangements and payment schedules for clinical research organizations and clinical sites because of the wide variety and large number of such arrangements for our different clinical development programs. In addition, the timing of payments under these arrangements depend on a number of variables, including clinical trial enrollment of patients and drop out rates and changes in plans and protocols. Generally, agreements with clinical research organizations and investigators allow for early cancellation without further payment obligations other than potential termination penalties. In future filings, we will expand our discussion of clinical trial expenses to generally describe the significant terms of our arrangements with clinical investigators and contract research organizations, and enhance our explanation of the methods and key assumptions used for accruing and recognizing clinical trial costs. Our disclosure would be revised and supplemented substantially as follows:

Clinical Trial Expenses:

Clinical trial costs are a significant component of research and development expenses and include costs associated with third-party contractors. We outsource a substantial portion of our clinical trial activities, utilizing external entities such as contract research organizations (CRO’s), independent clinical investigators, and other third-party service providers to assist us with the execution of our clinical studies. For each clinical trial that we conduct, certain clinical trial costs are expensed based on the expected total number of patients in the trial, the rate at which patients enter the trial, and the period over which clinical investigators or contract research organizations are expected to provide services.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Clinical activities, which relate principally to site and other administrative functions, to manage our clinical trials are performed primarily by CROs. CROs typically perform most of the start-up activities for our trials, including document preparation, site identification, screening and preparation, pre-study visits, training, and program management. On a budgeted basis, these start-up costs are typically 10% to 15% of the total contract value. On an actual basis, this percentage range can be significantly wider as many of our contracts are either expanded or reduced in scope compared to the original budget, while start-up costs for the particular trial may not change materially. These start-up costs usually occur within a few months after the contract has been executed and are event driven in nature. The remaining activities and related costs, such as patient monitoring and administration, generally occur ratably throughout the life of the individual contract or study. In the event of early termination of a clinical trial, we accrue and recognize expenses in an amount based on our estimate of the remaining non-cancelable obligations associated with the winding down of the clinical trial and/or penalties.

For clinical study sites, where payments are made periodically on a per-patient basis to the institutions performing the clinical study, we accrue on an estimated cost-per-patient basis an expense based on subject enrollment and activity in each quarter. The level of clinical study expense may vary from period to period based on the number of studies that are in process, the duration of the study, the required level of patient enrollment, the rate at which patients enroll in and drop-out of a clinical study, and the number of sites involved in the study. Clinical trials that bear the greatest risk of change in estimates are typically those with a significant number of sites, require a large number of patients, have complex patient screening requirements, and span multiple years. During the course of a trial, we adjust our rate of clinical expense recognition if actual results differ from our estimates. Our estimates and assumptions for clinical expense recognition could differ significantly from our actual results, which could cause material increases or decreases in research and development expenses in future periods when the actual results become known. No material adjustments to our past clinical trial accrual estimates were made during the years ended December 31, 2006, 2005, and 2004.

* * *

As requested by the Staff, the Company acknowledges that:

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

(i)       The Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

(ii)      Staff comments or changes to disclosure in response to Staff comments in the Annual Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

(iii)    The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions regarding the foregoing, please contact me at (914) 345-7491 or Stuart Kolinski at (914) 345-7498.

Very truly yours,
REGENERON PHARMACEUTICALS, INC.

/s/ Murray A. Goldberg

Murray A. Goldberg
Senior Vice President, Finance &
Administration, Chief Financial Officer,
Treasurer and Assistant Secretary

cc:	Securities and Exchange Commission
Frank Wyman
Don Abbott

Skadden, Arps, Slate, Meagher & Flom LLP
Kent A. Coit, Esq.